Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our condensed consolidated interim financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, This information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 16, 2020, or the Annual Report, including the consolidated annual financial statements as of December 31, 2019 and their accompanying notes included therein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its Annual Report. Perion does not assume any obligation to update these forward-looking statements.

The terms “Perion,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Perion Network Ltd. and its subsidiaries, unless the context otherwise requires.

General

Perion is a global technology company that is bringing innovation to the ad-tech market by providing agencies, brands and publishers with advanced solutions that enable them to establish deeper, more meaningful and profitable relationships with their consumers and users. Perion created an AI-based advertising solution that aligns with the consumers’ journey in multiple touchpoints across funnels/platforms/channels. Perion is poised to benefit from macro trends, as the dominance of the triopoly – with Google, Facebook and Amazon controlling 85% percent of ad spend – means that brands, advertisers and publishers are seeking friendlier and more flexible options that respect their brands, users, and need for monetization.

Perion’s solutions cover the three main pillars of digital advertising, positioning us to benefit from rapid shifts in media strategy, spending and allocation by offering our data-driven, Synchronized Digital Branding platform and high-impact ad display formats; our powerful advertising cloud platform and our branded search network. In addition, each of these pillars is being enhanced by Content IQ LLC (“CIQ” or “Content IQ”), a company we acquired in January 2020 as well as by the July 2020 acquisition of the assetes of Pub Ocean Limited, or Pub Ocean, which is being integrated into CIQ. CIQ brings advanced personalization benefits to brands and advertisers by customizing content at the landing page level; this platform is equally meaningful to publishers who need to generate and monetize increased traffic.

Our headquarters and primary research and development facilities are located in Israel, we have our primary sales office in the United States and several other offices located in Europe.

Recent Developments

COVID-19

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting our customers and channel partners, as well as our business, results of operations, financial position and cash flows. We remain focused on protecting the health and wellbeing of our employees and the communities in which we operate, while assuring the continuity of our business operations.

As a result of the revenue flexibility provided by our product diversity across the three main pillars of digital advertising, cost saving initiatives and experienced management team, we deftly mitigated near-term pressure on advertising budgets resulting from the COVID-19 pandemic, which enable us to protect operating profits and generate cash flow in 2020 while continuing to build a unique strategic asset in the digital media ecosystem.

While the industry suffered a more than 15% decline in paid search advertising in the first half of 2020, our Search business grew by 8% year over year and we continue to grow the number of monetizable search queries we deliver to Microsoft Bing. While the decline in paid search rates has overshadowed the continued and growing momentum in our Search business, we are confident that as paid search rates begin to show signs of stabilization, our search business results will improve in the second half of this year. Reductions in ad spending across all sectors and travel and automobile in particular, negatively impacted our Advertising business in the second quarter, but we are seeing early indicators of recovery.

In parallel, we have completed all the necessary operating steps to assure we realize the benefits of our cost savings plan during 2020, which should yield $10 million of annualized savings on a proforma basis.

Our momentum, cost-savings and improved KPIs in both our Advertising and Search businesses, lead us to believe that the worst is behind us. While we continue to assess the impact from the pandemic, we are unable to accurately predict the full impact of the pandemic on our business, results of operations, financial position and cash flows due to numerous uncertainties, including the severity of the disease, the duration of the outbreak, additional actions that may be taken by governmental authorities, the further impact on the business of our customers and channel partners, and other factors described in “Risk Factors” in our Annual Report.

Registration Statement

On May 6, 2020, we filed a Form F-3 shelf registration statement with the United States Securities and Exchange Commission, that was declared effective on May 15, 2020, pursuant to which we may offer, issue and sell from time to time, in one or more offerings, up to $55 million, in the aggregate, of our ordinary shares, par value NIS 0.03, or warrants to purchase ordinary shares, rights, debt securities consisting of debentures, notes or other evidences of indebtedness and/or securities and units comprised of, or other combinations of, the foregoing securities. In addition, in a secondary offering, shareholders who will be named in a supplement to the prospectus forming part of the registration statement may offer and sell up to 5,060,729 ordinary shares, in the aggregate, from time to time in one or more offerings.

Client Connect Credit Line

On May 19, 2020, ClientConnect Ltd., a former Israeli subsidiary of Perion, which merged into Perion on June 30, 2020, entered into a short term secured credit line in the amount of up to $20 million or the Credit Line with Mizrahi Tefahot Bank Ltd. Or Mizrachi, an Israeli bank, which is scheduled to mature on May 18, 2021.

According to the Credit Line, during its term, the credit available for utilization shall be adjusted such that the total amount of the Credit Line, together with the outstanding balance of ClientConnect’s long term loan facility with Mizrachi from December 2018, shall not exceed $25 million in the aggregate, provided that the ratio between the accounts receivable as set forth in Perion’s consolidated financial statements and the funds utilized under the Credit Line shall not be lower than 150%.

On August 11, 2020, Perion withdrawn an amount of $12.5 million from the Credit Line. Such a withdrawal is a short-term revolving loan for a three-month period. If not renewed, the principal on the loan will be repaid together with the interest at the expiry on May 18, 2021. The interest on the loan is at the rate of 1-month LIBOR rate plus 4.5% per annum, payable quarterly. See Note 14 of the consolidated interim financial statements which are included in this Report of Foreign Private Issuer on Form 6-K for further information.

Acquisition of Pub Ocean and Amendment to Membership Interest Purchase Agreement with CIQ

On July 22, 2020, we entered into an agreement to acquire the assets of Pub Ocean, a rapidly-growing digital publisher-focused technology company with scalable content distribution and real-time revenue analytics technology. Pub Ocean offers significant and immediate synergies to Content IQ, which Perion acquired in January, driving incremental revenue opportunities and enhanced profitability. The acquisition was for an aggregate cash consideration of up to $22 million, of which (i) $4 million was paid upon signing, (ii) $17 million of earn-out payments tied to financial targets to be paid over a two-year period, and (iii) an additional amount of $1 million in retention incentives to be paid over a two-year period. The acquisition is expected to contribute more than $25 million in revenues and $5 million in Adjusted EBITDA to Perion in the first 12 months.

On July 22, 2020, in connection with the Asset Purchase Agreement, we amended our Membership Interest Purchase Agreement ,or MIPA, dated January 14, 2020 by and among Asaf Katzir and Ziv Yirmiyahu, or the Sellers, CIQ and Perion, pursuant to which the Sellers assigned 100% of their holdings in Content IQ to Perion in exchange for a total consideration of up to $73 million of which (i) $15 million was paid in cash upon closing, (ii) up to $47 million of earn-out payments tied to revenue and EBITDA-based metrics, to be paid over a two-year period, and (iii) an additional amount of up to $11 million in retention incentives, to be paid during a two-year period subject to future employment.

Under the terms of the amended MIPA, it was agreed with the Sellers, that (i) revenues and EBITDA of Pub Ocean will be attributed towards Sellers’ revenue and EBITDA targets under the MIPA with Perion; and (ii) Sellers will bear 40% of the cost of milestone payments that are ultimately payable to Pub Ocean under the Asset Purchase Agreement, which will be paid solely by deductions from their own earn-out payments and certain escrowed amounts.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenues. Revenues increased by 8%, from $117.4 million in the six-month period ended June 30, 2019 to $126.4 in the six-month period ended June 30, 2020. This increase was primarily a result of increased number of unique searches and additional new publishers in the search business and the consolidation of Content IQ, which was acquired on January 14, 2020, to the advertising business. This increase was partially offset by the COVID-19 impact on ad spend across the advertising industry and the lower paid search rates in the Search business.

Search and other revenues. Search and other revenues increased by 8%, from $77.5 million in the six-month period ended June 30, 2019 to $84.0 million in the six-month period ended June 30, 2020. This increase is mainly due to an increased number of unique searches and additional new publishers, despite of lower paid search rates due to COVID-19.

Advertising revenues. Advertising revenues increased by 6%, from $39.9 million in the six-month period ended June 30, 2019 to $42.4 million in the six-month period ended June 30, 2020. This increase is mainly due to the consolidation of Content IQ which was acquired on January 14, 2020, despite a decrease as a result of the COVID-19 impact on ad spend across the industry.

Cost of revenues. Cost of revenues decreased by 10%, from $11.8 million or 10% of revenues in the six-month period ended June 30, 2019 to $10.6 million or 8% of revenues in the six-month period ended June 30, 2020. The decrease as a percentage of revenues is primarily due to cost savings related to hosting optimization and processes automation.

Customer acquisition costs (“CAC”) and media buy. CAC and media buy increased by 20%, from $60.6 million or 52% of revenues in the six-month period ended June 30, 2019 to $72.9 million or 58% of revenues in the six-month period ended June 30, 2020. The increase as a percentage of revenues is primarily due to the acquisition of CIQ and product mix.

Research and development expenses (“R&D”). R&D increased by 37%, from $10.5 million in the six-month period ended June 30, 2019 to $14.3 million in the six-month period ended June 30, 2020. The increase was primarily as a result of headcount increase related to Content IQ acquisition on January 14, 2020, and continued investments to further strengthen our technology.

Selling and marketing expenses (“S&M”). S&M expenses increased by 5%, from $17.0 million in the six-month period ended June 30, 2019 to $17.9 million in the six-month period ended June 30, 2020. The increase is primarily due to the consolidation of Content IQ which was acquired on January 14, 2020, offset by cost savings related to reduced travel and marketing expenses.

General and administrative expenses (“G&A”). G&A increased by 16%, from $6.5 million in the six-month period ended June 30, 2019 to $7.5 million in the six-month period ended June 30, 2020. The increase was primarily due to expenses related to M&A transactions.

Depreciation and amortization. Depreciation and amortization expenses in the amount of $4.7 million in the six-month period ended June 30, 2019 and $4.6 million in the six-month period ended June 30, 2020. Depreciation and amortization consist primarily of depreciation of our property and equipment and the amortization of our intangible assets as a result of our acquisitions.

Tax benefit. Tax benefit increased by $1.2 million from a tax benefit of $ 0.1 million in the six-month period ended June 30, 2019 to $1.3 million in the six-month period ended June 30, 2020. The increase was primarily a result of internal restructuring of group entities, completed during Q2 2020, which enabled the company to more efficiently utilize its tax attributes.

Liquidity and Capital Resources

As of June 30, 2020, we had $47.9 million in cash, cash equivalents and short-term bank deposits, compared to $61.6 million as of December 31, 2019. The $13.7 million decrease is primarily the result of $13.8 million related to acquisition payments. We believe that our current working capital and cash flow from operation are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans.

Net cash provided by operating activities

For the six months ended June 30, 2020, our operating activities provided cash in the amount of $2.6 million, primarily as result of a net loss in the amount of $0.9 million, decreased by non-cash expenses, depreciation and amortization of $4.6 million, share-based compensation expenses of $1.9 million and net change of $1.0 million in operating assets and liabilities, offset by deferred tax asset of $2.0 million.

For the six months ended June 30, 2019, our operating activities provided cash in the amount of $22.4 million, primarily as result of income in the amount of $4.1 million, increased by non-cash expenses, depreciation and amortization of $4.7 million, share-based compensation expenses of $0.9 million and net change of $13.3 million in operating assets and liabilities.

Net cash used in investing activities

In the six months ended June 30, 2020, we used in our investing activities $7.5 million cash, primarily due to $13.8 related to acquisition payments and $0.1 million invested in the purchase of property and equipment offset by $6.4 million investment in short-term deposits

In the six months ended June 30, 2019, we used in our investing activities $3.5 million cash, primarily due to $2.0 million investment in short-term deposits, $1.2 million cash paid in connection to acquisitions and $0.7 million invested in the purchase of property and equipment offset by $0.3 million proceeds from sales of property and equipment.

Net cash used in financing activities

In the six months ended June 30, 2020, we used in our financing activities $2.4 million cash, primarily due to $4.2 million repayment of our long and short-term loan offset by $1.7 million cash paid for stock option executions.

In the six months ended June 30, 2019, we used in our financing activities $21.7 million cash, primarily due to $15.9 million repayment of our convertible debt, $4.2 repayment of our long and short-term loan and $1.8 million for payment made in connection with acquisition.